Contact

www.linkedin.com/in/krwilson21 (LinkedIn)

Kyle Wilson

Partner at Conference Connect LLC

Greater Philadelphia

Experience

Conference Connect

Partner

January 2024 - Present (2 years 2 months)

Bar Down Investments LLC

Partner

2017 - Present

Education

Colgate University

Bachelor's degree, Physics · (September 2002 - June 2006)